Exhibit 21.1
SUBSIDIARIES OF THE COMPANY

Jurisdiction of
Incorporation or
Subsidiary	Parent	Organization
A. C. Moore Incorporated	A. C. Moore Arts & Crafts, Inc.	Virginia

Moorestown Finance, Inc.	A. C. Moore Arts & Crafts, Inc.	Delaware

Blackwood Assets, Inc.	Moorestown Finance, Inc.	Delaware

A. C. Moore Urban Renewal, LLC	A. C. Moore Arts & Crafts, Inc.	New Jersey